UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR (g) OF THE
SECURITIES EXCHANGE ACT 1934

Li3 ENERGY, INC.
(Exact name of registrant as specified in its charter)

Nevada	20-3061907
(State of incorporation or organization)	(IRS Employer Identification No.)

Av. Pardo y Aliaga 699 Of. 802	None
San Isidro, Lima, Peru	(Zip Code)
(Address of Principal Executive Offices)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Not Applicable	Not Applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box ☒

Securities Act registration statement file number to which this form relates: Not applicable

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock, $0.001 par value per share

Item 1. Description of Registrant’s Securities to be Registered.

Li3 Energy, Inc., a Nevada corporation (“we”),  are registering our common stock, par value $0.001 per share, on this Registration Statement on Form 8-A, pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Apart from preferences that may be applicable to any holders of preferred stock outstanding at the time, holders of our common stock are entitled to receive dividends, if any, ratably as may be declared from time to time by the Board out of funds legally available therefor. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to receive ratably our net assets available after the payment of all liabilities and liquidation preferences on any outstanding pre ferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. Each outstanding share of our common stock is duly authorized, fully paid and non-assessable.

Authorized Capital Stock

Our Articles of Incorporation, as amended, provide for the issuance of 1,000,000,000 shares of capital stock, of which 990,000,000 are shares of common stock, par value $0.001 per share, and 10,000,000 are blank-check preferred stock, par value $0.001 per share.

Equity Securities Issued and Outstanding

As of the date of this Registration Statement, there were issued and outstanding:

•	122,235,259 shares of our common stock;

•	Options granted under our 2009 Plan to purchase an aggregate of 1,800,000 shares of our common stock, of which 433,334 options are currently exercisable;

•	Warrants to purchase an aggregate of 41,557,745 shares of our common stock, all of which warrants are currently exercisable;

•	Options to purchase an aggregate of 200,000 D Units (as defined below); and

•	The Convertible Note (as defined below).

Preferred Stock

Under the terms of our amended and restated certificate of incorporation, our board of directors has authority, without any vote or action of our stockholders, to issue up to 10,000,000 shares of “blank check” preferred stock in one or more series and to fix the relative rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption terms (including sinking fund provisions) and liquidation preferences and the number of shares constituting a series or the designation of such series.

While we do not currently have any plans for the issuance of preferred stock, the issuance of such preferred stock could adversely affect the rights of the holders of common stock and, therefore, reduce the value of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock on the rights of holders of the common stock until the board of directors determines the specific rights of the holders of the preferred stock; however, these effects may include:

•	Restricting dividends on the common stock;

•	Diluting the voting power of the common stock;

•	Impairing the liquidation rights of the common stock; and

•	Delaying or preventing a change in control of the Company without further action by the stockholders.

Options

Our Board of Directors adopted, and our stockholders approved, the 2009 Plan on October 19, 2009.  The 2009 Plan reserves a total of 5,000,000 shares of our common stock for issuance pursuant to awards granted under the 2009 Plan.  If an incentive award granted under the 2009 Plan expires, terminates, is unexercised or is forfeited, or if any shares are surrendered to us in connection with an incentive award, the shares subject to such award and the surrendered shares will become available for further awards under the 2009 Plan.

As of the date of this Registration Statement, we had outstanding 1,800,000 nonqualified stock options under the 2009 Plan, with a weighted average exercise price of approximately $0.35 per share.  For all option grants, our Board of Directors set the exercise price of the options at a price equal to or greater than the fair market value of our common stock on the date of grant of the options.  Of the outstanding options, 433,334 have vested.  250,000 of the outstanding options under the 2009 Plan vested immediately, of which 200,000 have a five year term and 50,000 have a two year term. The other 1,550,000 outstanding options under the 2009 Plan vest in three equal installments on each of the first, second and third anniversaries o f the respective dates of grant and have a ten year term.

Warrants

In 2009, we sold 14,000,000 units in a private placement transaction (the “2009 Private Placement”), where each unit consisted of (i) one share of our common stock, (ii) a five-year warrant to purchase one-half of one share of our common stock at $0.50 per whole share (“A Warrants”), and (iii) a five-year warrant to purchase one-half of one share of our common stock at $1.00 per whole share (“B Warrants” and, together with the A Warrants, “2009 Warrants”).  In addition, we issued A Warrants and B Warrants as compensation to certain placement agents and/or finders for the 2009 Private Placement. As a result, we issued A Warrants initially exercisable to purchase an aggregate of 7,101,500 shares of our common stock that expire between November 10, 2014 and December 23, 2014, and B W arrants initially exercisable to purchase another 7,101,500 shares of our common stock that expire between November 10, 2014 and December 23, 2014.  We have reserved such number of shares of our common stock for issuance upon exercise of these 2009 Warrants as may be required to accommodate the exercise of all of the 2009 Warrants outstanding from time to time.

From June 2010 through September 2010, we sold 6,160,000 units in a private placement transaction (the “First 2010 Private Placement”), where each unit (“C Unit”) consisted of (i) one share of our common stock and (ii) a five-year warrant to purchase one share of our common stock at $0.50 per share (“C Warrants”).  In addition, we issued five-year warrants (“Agent C Warrants”) to purchase an aggregate of 420,000 shares of our common stock at an exercise price of $0.25 per share as compensation to placement agents for the First 2010 Private Placement.  As a result, we issued C Warrants initially exercisable to purchase an aggregate of 6,160,000 shares of our common stock that expire on September 12, 2015, and Agent C Warrants initially exercisable to purchase another 420, 000 shares of our common stock that expire on September 12, 2015,  in connection with the First 2010 Private Placement.  We have reserved such number of shares of our common stock for issuance upon exercise of these C Warrants and Agent C Warrants as may be required to accommodate the exercise of all of such warrants outstanding from time to time.

In November 2010, we sold 4,000,000 units in a private placement transaction (the “Second 2010 Private Placement”), where each unit (“D Unit”) consisted of (i) one share of our common stock and (ii) a five-year warrant to purchase one share of our common stock at $0.05 per share (“D Warrants”).  As a result, we issued D Warrants initially exercisable to purchase an aggregate of 4,000,000 shares of our common stock that expire on November 14, 2015,  in connection with the Second 2010 Private Placement.  The subscription agreements between us and each investor in the Second 2010 Private Placement provide each investor with the right, (the “Double Option”), subject to certain conditions, to purchase, at any time prior to November 8, 2011, a number of additional D Units (“Double D Units”) up to the number of D Units purchased at the closing of the Second 2010 Private Placement by such investor.  We have reserved such number of shares of our common stock for issuance upon exercise of the Double Option and the D Warrants (including D Warrants included in any Double D Units) as may be required to accommodate the exercise of the Double Option and all D Warrants outstanding from time to time.  On several dates in 2011, certain investors in the Second 2010 Private Placement exercised their respective Double Options with respect to an aggregate of 3,800,000 Double D Units.

From December 2010 through February 2011, we sold 11,666,663 units in a private placement transaction (the “Third 2010 Private Placement” and, together with the First 2010 Private Placement and the Second 2010 Private Placement, the “2010 Private Placements”), where each unit (“E Unit”) consisted of (i) one share of our common stock and (ii) a five-year warrant to purchase one share of our common stock at $0.15 per share (“E Warrants”).  In addition, we issued five-year warrants (“Agent E Warrants”) to purchase an aggregate of 723,333 shares of our common stock at an exercise price of $0.15 per share as compensation to placement agents for the Third 2010 Private Placement.  As a resu lt, we issued E Warrants initially exercisable to purchase an aggregate of 11,666,663 shares of our common stock and Agent E Warrants initially exercisable to purchase another 723,333 shares of our common stock that will all expire on February 22, 2016, in connection with the Third 2010 Private Placement.  We have reserved such number of shares of our common stock for issuance upon exercise of these E Warrants and Agent E Warrants as may be required to accommodate the exercise of all of such warrants outstanding from time to time.

Each of the A Warrants, the B Warrants, the C Warrants, the D Warrants, the E Warrants, the Agent C Warrants and the Agent E Warrants contain anti-dilution provisions that provide for a reduction in the exercise price of such warrant in the event that we issue common stock (or securities convertible into or exercisable for common stock) in the future at a price per share (a “Lower Price”) that is less than the exercise price of such warrant at the relevant time.  The amount of any such adjustment is determined in accordance with the provisions of the relevant warrant and depends upon the number of shares of common stock issued (or deemed issued) at the Lower Price and the extent to which the Lower Price is less than the exercise price of th e adjusted warrant at the relevant time.  In addition, the number of shares issuable upon exercise of the C Warrants, the D Warrants and the E Warrants and all warrants issued to agents under both the 2009 Private Placement and the 2010 Private Placements will be increased inversely proportionally to any decrease in the exercise price, thus preserving the aggregate exercise price of such warrants both before and after any such adjustment.

The Company’s issuance of securities in connection with the 2010 Private Placement triggered adjustments to the exercise prices of the 2009 Warrants pursuant to the anti-dilution provisions thereof.  Similarly, the Company’s issuance of securities in connection with the Second 2010 Private Placement and the Third 2010 Private Placement triggered adjustments to the exercise prices of the A Warrants, B Warrants, C Warrants and Agent C Warrants, pursuant to the respective anti-dilution provisions thereof.  Immediately following the final closing of the Third 2010 Private Placement, on February 23, 2011:  (i) the A Warrants (initially exercisable to purchase an aggregate of 7,101,500 shares of common stock at $0.50 per share ) were exercisable, in the aggregate, to purchase 7,145,834 shares of common stock for approximately $0.3480 per share; (ii) the B Warrants (initially exercisable to purchase an aggregate of 7,101,500 shares of common stock at $1.00 per share) were exercisable, in the aggregate, to purchase 7,164,377 shares of common stock for approximately $0.6175 per share; (iii) the C Warrants (initially exercisable to purchase an aggregate of 6,160,000 shares of common stock at $0.50 per share) were exercisable, in the aggregate, to purchase 8,538,633 shares of common stock for approximately $0.3607 per share; and (iv) the Agent C Warrants (initially exercisable to purchase an aggregate of 420,000 shares of common stock at $0.25 per share) were exercisable, in the aggregate, to purchase 518,905 shares of common stock for approximately $0.2023 per share.

The 2009 Warrants, the Agent C Warrants and the D Warrants, at the option of the holders, may be exercised by cash payment of the exercise price, or by “cashless exercise.” A “cashless exercise” means that in lieu of paying the aggregate purchase price for the shares being purchased upon exercise of the warrant in cash, the holder will forfeit a number of shares underlying such warrant with a “fair market value” equal to such aggregate exercise price.  We will not receive proceeds upon exercise of 2009 Warrants, Agent C Warrants or D Warrants to the extent that such warrants are exercised by cashless exercise.

At our option, upon written notice to the A Warrant or B Warrant holders, we may call the A Warrants or B Warrants for redemption if the closing bid price of our common stock equals or exceeds $0.75 per share or $1.50 per share, respectively, on any trading day within 20 days prior to such written notice; provided that a registration statement under the Securities Act covering the resale of the shares of common stock issuable upon exercise of the relevant class of 2009 Warrants has been effective for at least 45 days and such registration statement remains effective until redemption.

No holder of any of our outstanding warrants will possess any rights as a stockholder with respect to such warrants, except to the extent such warrants are exercised.

Convertible Securities

As of the date hereof, we have not issued any convertible securities other than a convertible promissory note in the principal amount of $45,000 (the “Convertible Note”) issued on April 30, 2009.  The Convertible Note bears interest at a rate of eight and a quarter percent (8.25%) per annum and provides for conversion upon terms to be agreed to between us and the holder thereof.

Reverse Stock Splits

On July 29, 2008, we effected a forward stock split pursuant to which each share of our common stock then outstanding was converted into 3.031578 shares of common stock. Then, on November 16, 2009, we effected another forward stock split pursuant to which each share of our common stock then outstanding was converted into 15.625 shares of common stock.

Registration Rights

We granted registration rights to the investors purchasing “Units” consisting of shares our common stock and warrants to purchase shares of our common stock in our First 2010 Private Placement.  We agreed to use our commercially reasonable efforts to file a registration statement under the Securities Act of 1933, as amended (the “Securities Act”), covering the shares of common stock included in such Units and the shares of common stock issuable upon exercise of the C Warrants, within 60 days after the final closing of the First 2010 Private Placement (the “Registration Filing Date”) and to have such registration statement declared effective within 180 days of such final closing date (the “Registration Effective ness Date”).  The Registration Rights Agreement provided for liquidated damages if the registration statement is not filed by the Registration Filing Date (which it was not) or declared effective by the Registration Effectiveness Date, or if another Registration Event, as such term is defined in the Registration Rights Agreement, occurs.  However, we have obtained a waiver of such liquidated damages provisions from the parties entitled thereto.

We also granted certain “piggyback” registration rights covering the shares of common stock included in the Units sold in the 2010 Private Placement and the shares of common stock issuable upon exercise of the 2010 Warrants included in such Units with respect to registration statements we may file for our own account or for the account of other security holders or both, with certain exceptions.

We granted “piggy-back” registration rights to the investors purchasing units in the 2009 Private Placement and our 2010 Private Placements. If we determine to register for sale for cash any of our common stock for our own account or for the account of others, then the holders of the common stock and warrants issued in the 2009 Private Placement and 2010 Private Placements will have the right to have such shares, and the shares of common stock issuable upon exercise of the warrants, included in such registration statement, subject to customary exceptions and scale backs.

If the 2,500,000 shares of our common stock held by Next Lithium cannot be resold under Rule 144 under the Securities Act of 1933 without restriction at any time following the 13th month after closing due to our status as a former “shell” company and our failure to file required reports with the Securities and Exchange Commission, and not because of any fault of Next Lithium, then we must register such shares for resale under the Securities Act.

The 1,500,000 shares of common stock held by Geoxplor carry “piggyback” registration rights until the earlier of: (a) February 16, 2012, or (b) the date on which all such shares may immediately be sold under Rule 144 during any 90-day period.

We granted registration rights to our equity line provider pursuant to a Registration Rights Agreement, dated as of December 2, 2010.  Thereunder, we were required to file a Registration Statement by January 31, 2011 (the “Registration Filing Date”) and use our best efforts to cause such Registration Statement to be declared effective by April 1, 2011 (or May 1, 2011, if the Registration Statement is reviewed by the Securities and Exchange Commission (the “SEC”)).  We are further required to keep the registration statement effective until all of the shares covered thereby have either been sold or may immediately be sold to the public without registration or restriction (including pursuant to Rule 144 under the Securiti es Act of 1933, as amended).  In the event that the SEC limits the number of shares that may be sold pursuant to the Registration Statement, we may remove from the registration statement such number of shares as specified by the SEC, and may file subsequent registration statements covering the resale of additional shares of such common stock.  We have not filed the Registration Statement by the Registration Filing Date and have no immediate plans to do so.  Since the effectiveness of the Registration Statement with respect to the relevant shares is a condition precedent to our ability to draw down under the equity line, we will not be able to use the equity line until such Registration Statement is filed and declared effective, if at all.

Anti-Takeover Effects of Provisions of Nevada State Law

We may be or in the future we may become subject to Nevada’s control share laws. A corporation is subject to Nevada’s control share law if it has more than 200 stockholders, at least 100 of whom are stockholders of record and residents of Nevada, and if the corporation does business in Nevada, including through an affiliated corporation. This control share law may have the effect of discouraging corporate takeovers. We currently have approximately 83 stockholders of record from all over the world.

The control share law focuses on the acquisition of a “controlling interest,” which means the ownership of outstanding voting shares that would be sufficient, but for the operation of the control share law, to enable the acquiring person to exercise the following proportions of the voting power of the corporation in the election of directors: (1) one-fifth or more but less than one-third; (2) one-third or more but less than a majority; or (3) a majority or more. The ability to exercise this voting power may be direct or indirect, as well as individual or in association with others.

The effect of the control share law is that an acquiring person, and those acting in association with that person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders of the corporation, approved at a special or annual meeting of stockholders. The control share law contemplates that voting rights will be considered only once by the other stockholders. Thus, there is no authority to take away voting rights from the control shares of an acquiring person once those rights have been approved. If the stockholders do not grant voting rights to the control shares acquired by an acquiring person, those shares do not become permanent non -voting shares. The acquiring person is free to sell the shares to others. If the buyer or buyers of those shares themselves do not acquire a controlling interest, the shares are not governed by the control share law.

If control shares are accorded full voting rights and the acquiring person has acquired control shares with a majority or more of the voting power, any stockholder of record, other than the acquiring person, who did not vote in favor of approval of voting rights, is entitled to demand fair value for such stockholder’s shares.

In addition to the control share law, Nevada has a business combination law, which prohibits certain business combinations between Nevada corporations and “interested stockholders” for three years after the interested stockholder first becomes an interested stockholder, unless the corporation’s Board of Directors approves the combination in advance. For purposes of Nevada law, an interested stockholder is any person who is: (a) the beneficial owner, directly or indirectly, of 10% or more of the voting power of the outstanding voting shares of the corporation; or (b) an affiliate or associate of the corporation and at any time within the previous three years was the ben eficial owner, directly or indirectly, of 10% or more of the voting power of the then-outstanding shares of the corporation. The definition of “business combination” contained in the statute is sufficiently broad to cover virtually any kind of transaction that would allow a potential acquirer to use the corporation’s assets to finance the acquisition or otherwise to benefit its own interests rather than the interests of the corporation and its other stockholders.

The effect of Nevada’s business combination law is to potentially discourage parties interested in taking control of our company from doing so if it cannot obtain the approval of our Board of Directors.

Transfer Agent

The transfer agent for our common stock is Continental Stock Transfer & Trust Company. The transfer agent’s address is 17 Battery Place, New York, New York 10004, and its telephone number is (212) 845-3212.

Item 2. Exhibits

The following exhibits are filed with this registration statement:

Exhibit Number	Description

3.1	Articles of Incorporation of the Registrant, as filed with the Nevada Secretary of State on June 24, 2005(1)
3.2	Certificate of Amendment to Articles of Incorporation of the Registrant, as filed with the Nevada Secretary of State on July 11, 2008 (2)
3.3	Certificate of Amendment to Articles of Incorporation of the Registrant, as filed with the Nevada Secretary of State on October 19, 2009 (3)
3.4 *	Certificate of Amendment to Articles of Incorporation of the Registrant, as filed with the Nevada Secretary of State on March 15, 2011
3.5	By-Laws of the Registrant (1)
4.1	Form of Investor A Warrant of the Registrant, issued in connection with a private placement of which several closings were held in November and December of 2009 (4)
4.2	Form of Investor B Warrant of the Registrant, issued in connection with a private placement of which several closings were held in November and December of 2009 (4)
4.3	Form of C Warrant, issued in connection with a private placement of which several closings were held in June, July and September of 2010 (5)
4.4	Form of D Warrant, issued in connection with a private placement of which closings were held in November 2010 (12)
4.5	Form of E Warrant, issued in connection with a private placement of which closings were held in December 2010 and January 2011 (11)
10.1	Registrant’s 2009 Stock Incentive Plan adopted October 19, 2009 (4)
10.2	Form of Stock Option Agreement under the Registrant’s 2009 Equity Incentive Plan (4)
10.3	Registration Rights Agreement, dated as of February 16, 2010, among the Registrant, Next Lithium Corp. and Next Lithium (Nevada) Corp. (6)
10.4	Form of Subscription Agreement between the Registrant and each subscriber in the private placement of which several closings were held in June, July and September of 2010 (5)
10.5	Form of Registration Rights Agreement between the Registrant and the subscribers in the private placement of which several closings were held in June, July and September of 2010 (7)

10.6
Stock Purchase Agreement, dated as of August 3, 2010, among the Registrant, Pacific Road Capital A Pty. Limited, as trustee for Pacific Road Resources Fund A, Pacific Road Capital B Pty. Limited, as trustee for Pacific Road Resources Fund B, and Pacific Road Capital Management G.P. Limited, as General Partner of Pacific Road Resources Fund L.P. (8)

10.7	Employment Services Agreement, dated as of August 11, 2010, between the Registrant and MIZ Comercializadora, S. de R.L. (9)
10.8	Restricted Stock Agreement, dated as of August 11, 2010, between the Registrant and MIZ Comercializadora, S. de R.L. (9)
10.9	Investment Agreement, dated as of December 2, 2010, between Li3 Energy, Inc. and Centurion Private Equity, LLC (10)
10.10	Registration Rights Agreement, dated as of December 2, 2010, between Li3 Energy, Inc. and Centurion Private Equity, LLC (10)
10.11	Form of Subscription Agreement between the Registrant and each subscriber in the private placement of which closings were held in November 2010 (12)
10.12	Form of Subscription Agreement between the Registrant and each subscriber in the private placement of which several closings were held commencing in December 2010 (11)
10.13	Form of Registration Rights Agreement between the Registrant and the subscribers in the private placement of which several closings were held commencing in December 2010 (11)
10.14	Amendment No. 1 to Employment Services Agreement, dated as of December 14, 2010, between the Registrant and MIZ Comercializadora, S. de R.L. (12)

(1)
Filed with the Securities and Exchange Commission on August 19, 2005 as an exhibit to the Registrant’s registration statement (SEC File No. 333-127703) on Form SB-2, which exhibit is incorporated herein by reference.

(2)	Filed with the Securities and Exchange Commission on July 29, 2008 as an exhibit to the Registrant’s current report on Form 8-K, which exhibit is incorporated herein by reference

(3)	Filed with the Securities and Exchange Commission on October 23, 2009 as an exhibit to the Registrant’s current report on Form 8-K, which exhibit is incorporated herein by reference.

(4)	Filed with the Securities and Exchange Commission on November 16, 2009 as an exhibit to the Registrant’s quarterly report on Form 10-Q, which exhibit is incorporated herein by reference.

(5)	Filed with the Securities and Exchange Commission on July 19, 2010 as an exhibit to the Registrant’s current report on Form 8-K, which exhibit is incorporated herein by reference.

(6)	Filed with the Securities and Exchange Commission on March 18, 2010 as an exhibit to the Registrant’s current report on Form 8-K, which exhibit is incorporated herein by reference.

(7)	Filed with the Securities and Exchange Commission on June 15, 2010 as an exhibit to the Registrant’s current report on Form 8-K, which exhibit is incorporated herein by reference.

(8)	Filed with the Securities and Exchange Commission on August 9, 2010 as an exhibit to the Registrant’s current report on Form 8-K, which exhibit is incorporated herein by reference.

(9)	Filed with the Securities and Exchange Commission on November 4, 2010 as an exhibit to the Registrant’s annual report on Form 10-K, which exhibit is incorporated herein by reference.

(10)	Filed with the Securities and Exchange Commission on December 8, 2010 as an exhibit to the Registrant’s current report on Form 8-K, which exhibit is incorporated herein by reference.

(11)	Filed with the Securities and Exchange Commission on December 15, 2010 as an exhibit to the Registrant’s current report on Form 8-K, which exhibit is incorporated herein by reference.

(12)	Filed with the Securities and Exchange Commission on February 22, 2011 as an exhibit to the Registrant’s quarterly report on Form 10-Q, which exhibit is incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Date: March 16, 2011	Li3 ENERGY, INC.

	By:	/s/ Luis Saenz
Name: Luis Saenz
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

3.4 *	Certificate of Amendment to Articles of Incorporation of the Registrant, as filed with the Nevada Secretary of State on March 15, 2011